Contact

www.linkedin.com/in/connie-
evans-0a879a52 (LinkedIn)

Top Skills

Social Entrepreneurship

Community Outreach

Fundraising

Connie Evans

Former President & CEO at AEO (Association for Enterprise
Opportunity)
Greater Chicago Area

Experience

AEO (Association for Enterprise Opportunity)
President & CEO
March 2009 - Present (15 years 1 month)

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